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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF CALL

NOTICE OF
ORDINARY AND EXTRAORDINARY MEETING
OF SHAREHOLDERS

September 14, 2004

Proxy Statement

NOTICE OF CALL

NOTICE OF
ORDINARY AND EXTRAORDINARY MEETING
OF SHAREHOLDERS

September 14, 2004
Proxy Statement

Registered Offices in Milan, Via Cantù, 2
Paid in Capital Stock,
€ 27,281,320.98
Authorized Capital € 28,337,918.57
Fiscal Code and Companies Register no. 00891030272 Vat No. 10182640150
R.E.A. no. 1348098

NOTICE OF CALL
ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

        The shareholders of Luxottica Group S.p.A. (the "Company") are hereby convened for an ordinary and extraordinary shareholders' meeting to be held on September 14, 2004 at 2:30 p.m. at the registered office of the Company, Via C. Cantù 2, in Milan, Italy on first call, and on September 16, 2004 at the same time and same place on second call, to consider the following:

AGENDA

        (a)    Ordinary part of the meeting,

        Consideration of resolutions relating to:

1.
Fixing the number of Directors to serve on the Board of Directors at twelve, the election of the director who was appointed by the Board of Directors on July 27, 2004 and the election of three additional directors;

2.
Determination of the compensation for the Board of Directors to be effective from September 1, 2004 and through the date of the approval of the Statutory Financial Statements as of and for the fiscal year ended December 31, 2004; and

3.
Approval of the Shareholders' Meeting Rules.

        (b)    Extraordinary part of the meeting,

        Consideration of resolutions relating to:

1.
Deletion of the second paragraph of Article 32 of the By-laws and consequent resolutions.

  In order to be entitled to attend the meeting, shareholders must obtain from authorized intermediaries of the Italian central depository system an appropriate certification attesting to their right to exercise shareholder rights issued at least two days prior to the first call.

  Documentation concerning the Agenda shall be filed at the Company's registered offices, with Borsa Italiana S.p.A. and on the Company's website at www.luxottica.com. Copies are available to shareholders.

  The holders of the Company's American Depositary Shares ("ADSs") listed on the New York Stock Exchange, each representing the right to receive one Ordinary Share, who wish to attend the shareholders' meeting personally, should contact the Company at least ten days prior to the date of the meeting, in order to be informed about the requirements to be fulfilled to attend and to vote at the meeting.

Milan, July 27, 2004	LUXOTTICA GROUP S.p.A. for the Board of Directors Mr. Leonardo Del Vecchio

PROXY STATEMENT

Dear Holder of American Depositary Shares,

         The Board of Directors of Luxottica Group S.p.A. (the "Company") has convened the shareholders for an ordinary and extraordinary meeting, to be held on September 14, 2004 on first call, or, failing the attendance of the required quorum, on September 16, 2004, on second call, in either case at 2:30 p.m., at the registered office of the Company, Via C. Cantù 2, in Milan, Italy. The Agenda of the meeting is the following:

        Ordinary part of the meeting:    consideration of resolutions relating to: (i) fixing the number of Directors to serve on the Board of Directors at twelve, the election of the director who was appointed by the Board of Directors on July 27, 2004 and the election of three additional directors; determination of the compensation for the Board of Directors to be effective from September 1, 2004 and through the date of the approval of the Statutory Financial Statements as of and for the fiscal year ended December 31, 2004; and approval of the Shareholders' Meeting Rules.

        Extraordinary part of the meeting:    consideration of resolutions relating to the deletion of the second paragraph of Article 32 of the By-laws and consequent resolutions.

         By this proxy statement and the attached documentation, the Board of Directors of the Company (the "Board") wishes to provide you with details of the resolutions which the Board or Chairman of the meeting, as the case may be, shall present on the above issues, in the order in which such resolutions will be submitted to the meeting, with a view to enabling you to cast your vote on these resolutions as described below.

         On the matters to be considered at the ordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. The presence, in person or by proxy, of at least 50% of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. The affirmative vote of the holders of a majority of the Ordinary Shares entitled to vote at the meeting is required to approve the resolutions relating to each item in the Agenda for the ordinary part of the meeting.

         On the matter to be considered at the extraordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. On first call, the presence, in person or by proxy, of more than 50% of the share capital as of the date of the meeting will constitute a quorum for the approval of the resolutions at the meeting. On second call, the presence, in person or by proxy, of one-third of the share capital as of the date of the meeting will constitute a quorum for the approval of the resolutions at the meeting. On first call and on second call, the affirmative vote of the holders of the Ordinary Shares representing at least two-thirds of the Ordinary Shares entitled to vote at the meeting is required to approve the resolution relating to each item in the Agenda for the extraordinary part of the meeting.

         As of the close of business on the date hereof, Mr. Leonardo Del Vecchio, the Chairman of the Company, has the power to vote 314,653,339 Ordinary Shares, or approximately 69.2% of the outstanding Ordinary Shares. Such voting power enables Mr. Del Vecchio, without any additional votes, to control the approval of the resolutions to be submitted at the meeting.

         Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the ordinary meeting:

         FOR approval of the fixing of the number of Directors to serve on the Board of Directors at twelve, the election of the director appointed by the Board of Directors on July 27, 2004 and the election of three additional members of the Board of Directors;

         FOR approval of the compensation for the Board of Directors of Euro 81,200 in the aggregate per month, to be effective from September 1, 2004 and through the date of the approval of the Statutory Financial Statements as of and for the fiscal year ended December 31, 2004; and

         FOR approval of the Company's Shareholders' Meeting Rules.

         Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the extraordinary meeting:

         FOR approval of the amendment of Article 32 of the By-laws.

ORDINARY PART OF THE MEETING

Set forth below is a description of the matters that will be submitted for approval at the ordinary part of the meeting:

1.  FIXING THE NUMBER OF DIRECTORS TO SERVE ON THE BOARD OF DIRECTORS AT TWELVE, ELECTION OF THE DIRECTOR APPOINTED BY THE BOARD OF DIRECTORS ON JULY 27, 2004 AND ELECTION OF THREE ADDITIONAL DIRECTORS

        The current Board of Directors is composed of nine directors. Eight out of nine directors were elected at the ordinary shareholders meeting held on June 25, 2003, namely Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello, Enrico Cavatorta, Claudio Del Vecchio, Tancredi Bianchi, Mario Cattaneo and Lucio Rondelli. One director, namely Andrea Guerra, was elected by the Board of Directors on July 27, 2004 following the resignation of Ms. Sabina Grossi from the Board of Directors on such date. Ms. Grossi had been elected as a Director by the ordinary shareholders meeting on June 25, 2003. Mr. Guerra was also appointed Chief Executive Officer of the Company on July 27, 2004.

         Italian law provides that the term of the office of members of the Board of Directors of any company may not exceed three years. The term of office of the directors appointed at the shareholders meeting on June 25, 2003 will terminate on the date of the approval of the Statutory Financial Statements as of and for the year ended December 31, 2005. According to Italian law, the term of office of a director appointed by the Board of Directors to fill a vacancy following the resignation of a director, terminates at the date of the next ordinary meeting of shareholders. Therefore, the term of office currently applicable to Mr. Guerra will terminate on the date of this shareholders meeting.

         The Company's By-laws provide that the Board may be composed of a minimum of five (5) and of a maximum of twelve (12) members. At the shareholders meeting, it will be proposed to the holders of Ordinary Shares to fix the total number of Directors who will serve on the Board at twelve (12).

         Consequently, at the shareholders meeting, it will be proposed to the holders of Ordinary Shares to elect as directors, to serve for the term of office applicable to the current members of the Board of Directors, that is, through the date of the approval of the Statutory Financial Statements as of and for the fiscal year ended December 31, 2005, Mr. Guerra, Ms. Grossi and Messrs. Sergio Erede and Gianni Mion.

         Information regarding the proposed nominees for the Board of Directors is set forth below.

         Sergio Erede, is an attorney and has been a member of the law firm Bonelli, Erede & Pappalardo (which is the successor by merger of the firm of Erede e Associati) since 1969. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell, from 1964 to 1965, and the law firm of Hale & Dorr, from 1963 to 1964. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. Additionally, Mr. Erede is a member of the board of directors of several Italian listed companies, including Marzotto S.p.A., Interpump S.p.A., Autogrill S.p.A. and Manuli Rubber S.p.A.

         Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. He is the youngest CEO of any currently listed Italian company. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici, holding several positions of increasing responsibility from 1994 to 2000, when he became Chief Executive Officer, having held such position until joining the Company. From 1989 to 1994, Mr. Guerra was Director of Marketing for Marriott Italia. Mr. Guerra received a degree in economics and commerce from the La Sapienza University of Rome in 1989.

         Sabina Grossi joined Luxottica Group S.p.A. in 1996 and is currently Head of Investor Relations. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Sabina Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration. Sabina Grossi was elected as a director at our annual meeting of shareholders held on June 25, 2003 and resigned last July 2004.

         Gianni Mion is Chief Executive Officer of Edizione Holding S.p.A. (the investment company of the Benetton family), a position he has held since 1986. Prior to joining it, Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of Mc Quay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. Mr. Mion is currently a member of the board of directors of several public companies, including Benetton Group S.p.A., Autogrill S.p.A., Autostrade S.p.A., Olimpia, Telecom Italia, Telecom Italia Media, Telecom Italia Mobile and Banca Antonveneta. Gianni Mion graduated from the Venice University Cà Foscari with a degree in Business Administration and is a Public Accountant.

         Upon approval of this resolution by the holders of Ordinary Shares, the Board of Directors will be composed of twelve members, namely Messers. Leonardo Del Vecchio, Chairman, Luigi Francavilla, Andrea Guerra, Roberto Chemello, Enrico Cavatorta, Claudio Del Vecchio, Sabina Grossi, Tancredi Bianchi, Mario Cattaneo, Sergio Erede, Gianni Mion and Lucio Rondelli.

* * *

         The resolution with respect to the determination of the number of members to serve on the Board of Directors and the election of the proposed nominees to the Board of Directors requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

2.  DETERMINATION OF THE COMPENSATION FOR THE BOARD OF DIRECTORS EFFECTIVE FOR THE PERIOD FROM SEPTEMBER 1, 2004 AND THROUGH THE DATE OF APPROVAL OF THE STATUTORY FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

        The shareholders meeting held on June 17, 2004 determined the aggregate compensation of the Board of Directors for the year 2004 in the gross amount of Euro 68,000 per month. Such amount included additional compensation for the Executive Committee. Following the increase in the number of members to serve on the Board of Directors to twelve, it will be proposed to the holders of ordinary shares to determine the compensation of the Board of Directors and to approve an aggregate compensation for the entire Board of Directors for the period from September 1, 2004 through the date of approval of the Statutory Financial Statements as of and for the fiscal year ended December 31, 2004, in the gross amount of Euro 81,200 per month. Such amount shall not include additional compensation that the Board of Directors may establish in favor of members of committees appointed by the Board of Directors.

* * *

         The resolution with respect to the determination of the compensation for the Board of Directors requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

3.  APPROVAL OF THE SHAREHOLDERS' MEETING RULES

        At the shareholders meeting, there will be proposed for adoption rules that will govern the ordinary course of shareholder meetings. The adoption of these rules is highly recommended under the Code of Conduct issued by Borsa Italiana S.p.A., which is applicable to Italian listed companies.

         The Board of Directors believes that following the Company's addition to the list of companies in the so-called "MIB 30" which includes the thirty Italian companies with the highest capitalization and the highest volume of trading on the Milan Stock Exchange, the likelihood that more shareholders will attend meetings of shareholders has increased. Accordingly, the adoption of rules to govern the procedures and order of the Company's meetings of shareholders is highly advisable.

         The approval of these rules leaves unchanged for the holders of American Depositary Shares the terms set by the New York Stock Exchange for attending the Company's shareholders meetings.

         The text of the proposed Company's Shareholders' Meeting Rules is attached hereto as Annex C.

* * *

         The resolution with respect to the approval of the Company's Shareholders' Meeting Rules requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

EXTRAORDINARY PART OF THE MEETING

        The extraordinary part of the meeting will be held immediately following the conclusion of the ordinary part of the meeting.

         Pursuant to Italian law, certain matters, such as an amendment of the By-Laws, may only be authorized by a resolution adopted at a so-called "extraordinary shareholders' meeting". In addition to the different majority required for the adoption of the resolutions indicated above, an extraordinary meeting differs from an ordinary meeting in that the minutes of the meeting are drafted by a Notary and constitute a public deed.

         Set forth below is a description of the matters that will be submitted for approval at the extraordinary part of the meeting.

  AMENDMENT OF ARTICLE 32 OF THE BY-LAWS

        The amendments to the By-laws approved by the shareholders meeting held on June 17, 2004, included a new article 32 according to which the Company has the power to obtain insurance to cover the risks that directors and statutory auditors incur in performing their services for the benefit of the Company. This provision is aimed at ensuring that these individuals, who act in a multinational context and under different and very complex legal schemes are not pushed to adopt excessively prudent decisions which would not be in the best interest of the Company.

         Upon request of some minority shareholders, it will be proposed to the holders of Ordinary Shares to approve the deletion of the second paragraph of article 32, which provides that the shareholders meeting will establish the primary insurance company which will provide the insurance policy and the limit of liability. The deletion of said paragraph will leave the Board of Directors with the power to establish the primary insurance company and the limit of liability.

         The Board of Directors will therefore propose that shareholders approve the following amendment to the By-Laws (an English translation of the text is set forth below in its current and proposed text for the convenience of the reader; the Company's official By-laws are in Italian):

CURRENT	PROPOSED

Article 32) —The Company may, pursuant to article 1891 Civil Code, at its expense, obtain an insurance policy for the civil liability of Directors and Statutory Auditors, in all cases within articles 2392, 2393, 2393bis, 2394, 2395 and 2407 of the Civil Code, in the interest and on behalf of who will hold such offices.	Article 32) —The Company may, pursuant to article 1891 Civil Code, at its expense, obtain an insurance policy for the civil liability of Directors and Statutory Auditors, in all cases within articles 2392, 2393, 2393bis, 2394, 2395 and 2407 of the Civil Code, in the interest and on behalf of who will hold such offices.
The Stockholders meeting will establish the primary insurance company which will provide the insurance policy and the limit of liability.

VOTING PROCEDURES

        You may cast your vote on the resolutions referred to above either by completing the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the ordinary and extraordinary shareholders' meetings personally. Should you elect to cast your vote personally at the ordinary and extraordinary shareholders' meetings, you will be required to follow the procedure established by the Company in agreement with The Bank of New York, as depositary. According to such procedure, you will be required to provide The Bank of New York not later than 12:00 p.m. (noon) on September 7, 2004 evidence that (i) you will be an ADS holder as of the date of the annual meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letters attached hereto as Annex A and Annex B.

         The Company believes that the foregoing information and the attached documents will be sufficient to enable you to cast your vote in connection with each of the resolutions described above which are being submitted for your approval.

Many thanks and best regards.
Luxottica Group S.p.A.

Milan, July 27, 2004

Form for BENEFICIAL OWNERS

ANNEX A
WARNING

        ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF
LUXOTTICA GROUP S.p.A.
TO BE HELD ON SEPTEMBER 14, 2004 ON FIRST CALL,
ON SEPTEMBER 16, 2004 ON SECOND CALL
HOW TO ATTEND IT

Dear Beneficial Holder of American Depositary Shares,

                As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "Meeting") of the shareholders of Luxottica Group S.p.A. (the "Company") will be held on September 14, 2004 on first call, or, failing the attendance of the required quorum, on September 16, 2004 on second call, in either case at the registered office of the Company, Via C. Cantù 2, in Milan, Italy at 2:30 p.m.

                The beneficial owners of American Depositary Shares of the Company ("Beneficial Owners") are entitled either:

          A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

          B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

                By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Meeting and cast their vote personally.

                Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the Beneficial Owners to attend the Meeting or to exercise voting rights.

                In light of the foregoing, all Beneficial Owners who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the Beneficial Owners with the requirements set forth below.

                All Beneficial Owners who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than September 7, 2004 at 12:00 p.m. (noon) with the following documents:

1.
The original Voting Instruction Card enclosed herewith and received by the Beneficial Owners as part of the mailing of the Proxy Statement to all the Beneficial Owners of American Depositary Shares of record on August 6, 2004.

2.
A certification in the form of Schedule 1 hereto issued by the bank or broker who is holding the American Depositary Shares on behalf of the Beneficial Owners.

                Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the Beneficial Owners for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certificate. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of

The Bank of New York, located at 101 Barclay Street West, New York, New York, Patrick Mullaly, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 1.30 p.m. on the date of the Meeting at the registered office of the Company, Via C. Cantù 2, in Milan, Italy. The validity of the proxy issued by The Bank of New York shall be subject to the bank or broker who has issued the certification referred to in section 2 above to be a holder of record on August 6, 2004 for the number of ADSs referred to in the certification. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

                If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owner has been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the Beneficial Owner shall be required to provide The Bank of New York only with the document referred to in section 2 above.

                Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

Sincerely yours,
LUXOTTICA GROUP S.p.A.
Luxottica Group S.p.A. Via Cantù, 2 20123 Milano, Italy Attn: Marianna Nascè Legal Department Tel. n. +39.0286334623 Fax n. +39.0286334636	The Bank of New York 101 Barclay Street West New York, New York 10286 Attn: Patrick Mullaly ADR Department tel. n. 212.815.2367 fax n. 212.571.3050

Form of Certification for BENEFICIAL OWNERS
SCHEDULE 1 TO ANNEX A

The Bank of New York
101 Barclay Street West, Date                           , 2004
New York, New York 10286
Attention: Patrick Mullaly

Dear Sirs,

                The undersigned                                              , as bank/broker holding American Depositary Shares of Luxottica Group S.p.A., hereby certifies, under its own responsibility, as follows:

                                                             (name of ADS beneficial owner) is the beneficial owner of no.               American Depositary Shares of Luxottica Group S.p.A., held by the undersigned on his/her/its behalf, and such American Depositary Shares will be so held up to and including September 14, 2004, or failing attendance of the required quorum, up to and including September 16, 2004. As a result of the foregoing, the undersigned will keep the deposited American Depositary Shares and will not release them to the aforementioned beneficial owner, nor will the undersigned consent to the assignment of the beneficial ownership of said American Depositary Shares until such date. You are hereby authorized to rely upon this certification in connection with the granting of a proxy to the aforementioned beneficial owner enabling him/her/it to attend the Shareholders' Meeting of Luxottica Group S.p.A., which will be held on September 14, 2004 on first call, or, failing the attendance of the required quorum, on September 16, 2004 on second call.

Kind regards,

Form for REGISTERED HOLDERS

ANNEX B
WARNING

        ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF
LUXOTTICA GROUP S.P.A.
TO BE HELD ON SEPTEMBER 14, 2004 ON FIRST CALL OR
ON SEPTEMBER 16, 2004 ON SECOND CALL
HOW TO ATTEND IT

Dear Registered Holder of American Depositary Shares,

                As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "Meeting") of the shareholders of Luxottica Group S.p.A. (the "Company") will be held on September 14, 2004 on first call, or, failing the attendance of the required quorum, on September 16, 2004 on second call, in either case at the registered office of the Company, Via C. Cantù 2, in Milan, Italy at 2:30 p.m.

        The registered holders of American Depositary Shares of the Company ("ADS Holders") are entitled either:

          A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

          B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

                By this letter the Company wishes to provide the ADS Holders with instructions as to the requirements to be fulfilled by those Registered Holders who wish to attend the Meeting and cast their vote personally.

                Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the ADS Holders to attend the Meeting or to exercise voting rights.

                In light of the foregoing, all ADS Holders who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the ADS Holders with the requirements set forth below.

                All ADS Holders who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than September 7, 2004 at 12:00 p.m. (noon) with the following documents:

1.
The original Voting Instruction Card enclosed herewith and received by the ADS Holders as part of the mailing of the Proxy Statement to all the Holders of American Depositary Shares of record on August 6, 2004.

2.
A notice in the form of Schedule 1 hereto.

                Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the ADS Holder for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certification. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 101 Barclay Street West, New York, New York, Patrick Mullaly, ADR Department,

during the four (4) business days immediately preceding the date of the Meeting or starting from 1.30 p.m. on the date of the Meeting at the registered office of the Company, Via C. Cantù 2, in Milan, Italy. The validity of the proxy, issued by The Bank of New York shall be subject to the ADS Holder being a registered holder of record of American Depositary Shares on August 6, 2004. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

                If the voting rights pertaining to the American Depositary Shares held by any ADS Holder has been exercised through the mailing of the Voting Instruction Card, the ADS Holder may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the ADS Holder shall be required to provide The Bank of New York only with the document referred to in section 2 above.

                Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

Sincerely yours,
LUXOTTICA GROUP S.p.A.
Luxottica Group S.p.A.	The Bank of New York
Via Cantù, 2	101 Barclay Street West
20123 Milano, Italy	New York, New York
Attn: Marianna Nascè	10286
Legal Department	Attn: Patrick Mullaly
Tel. n. +39.0286334623	ADR Department
fax n. +39.0286334636	tel. n. 212.815.2367 fax n. 212.571.3050

Form of Certification for REGISTERED HOLDERS
SCHEDULE 1 TO ANNEX B

The Bank of New York
101 Barclay Street West, Date                           , 2004
New York, New York 10286
Attention: Patrick Mullaly

Dear Sirs,

        The undersigned                           , in its capacity as registered holder of no.                          American Depositary Shares of Luxottica Group S.p.A. (the "ADSs"), hereby gives notice to The Bank of New York that the undersigned wishes to attend personally the shareholders' meeting of Luxottica Group S.p.A. to be held on September 14, 2004 or failing attendance of the required quorum, on September 16, 2004 (the "Meeting").

        The undersigned further certifies that it will continue to be a registered holder of the ADSs up to and including September 14, 2004 or failing attendance of the required quorum, on September 16, 2004.

        You are hereby authorized to rely upon this certification in connection with the granting to Mr./Mrs./Ms.                            on behalf of the undersigned, of a proxy enabling said person to attend the Meeting of Luxottica Group S.p.A.

Kind regards,

ANNEX C

        Following is an English translation for the convenience of the reader of the proposed text of the Shareholders' Meeting Rules. The official text of such rules is in Italian.

CHAPTER 1—PRELIMINARY PROVISIONS

Scope of application

Article 1

  1.1
  These rules shall govern the course of conduct of the Luxottica Group S.p.A. ("Company") Ordinary and Extraordinary Shareholders' Meetings.

  1.2
  These rules are available to Shareholders at the Company's Registered Office, at the Shareholders' Meetings premises and on the Company's web site at www.luxottica.com.

CHAPTER 2—CONSTITUTION

Attendance, and presence at Shareholders' Meetings

Article 2

  2.1
  Shareholders and other holders of voting rights may attend the Shareholders Meeting;

  2.2
  Executives and employees of the Company or of companies belonging to the same group and other individuals whose presence is deemed useful by the Chairperson in relation to the proceedings or to the issues to be discussed, may be present at the Shareholders' Meeting;

  2.3
  Experts, financial analysts and qualified journalists may be present at the Shareholders' Meeting, subject to the consent of the Chairperson;

Verification of the right to attend the Shareholders' Meeting and access to the Meeting premises

Article 3

  3.1
  The verification of the right to attend the Shareholders' Meeting starts in the place where the Meeting is held at least one hour prior to its scheduled beginning unless otherwise provided in the notice of call;

  3.2
  Those who are entitled to attend the Meeting must show to the personnel appointed by the Company for such purpose, at the entrance of the Meeting premises, a personal identification document and the certification indicated in the notice of call. Such personnel shall furnish to the attendee a special identification document to be kept during the Meeting;

  3.3
  Participants intending to leave the Meeting premises for any reason shall inform the personnel in charge;

  3.4
  For the purpose of facilitating the verification of the right to attend the Shareholders' Meeting, shareholders and holders of voting rights may have the Secretary's office of the Company receive the documentation proving such right, according to the terms contained in the notice of call;

  3.5
  For the purpose of facilitating the verification of the representation powers pertaining to them, all those who attend the Shareholders' Meeting as legal representatives or proxy-holders of the shareholders or of other holders of voting rights, may have the Secretary's office of the Company receive the documentation proving such powers, according to the terms contained in the notice of call;

  3.6
  Unless otherwise decided by the Chairperson of the Shareholders' Meeting, no cameras or videos or similar equipment, or recording instruments of any kind may be used in the premises where a Shareholders' Meeting takes place. If the Chairperson authorises the use of any of the above mentioned equipment, he or she shall determine the relevant conditions and limits.

Constitution of the Shareholders' Meeting and opening of the shareholders meetings

Article 4

  4.1
  At the time set forth in the notice of call, the person indicated in the Company's By-Laws shall take the chair of the Shareholders' Meeting;

  4.2
  The Chairperson of the Meeting is assisted by a Secretary. The Secretary is appointed by the Meeting upon proposal of the Chairperson and need not be a shareholder. The Chairperson may ask for the assistance of the Secretary also in the event that the drafting of the minutes is entrusted to a notary public. The secretary and the notary public may require assistance by persons whom they trust and use recording equipment only for their personal help in the preparation of the minutes;

  4.3
  The Chairperson may appoint one or more scrutineers, who need not be shareholders, and set up a chairman office;

  4.4
  The Chairperson may rely on specially appointed security staff to maintain order. Security staff must be clearly recognizable;

  4.5
  The Chairperson may require assistance by individuals who are authorized to be present at the Shareholders' Meeting, and ask them to describe the items on the agenda and answer the questions raised in relation to specific matters;

  4.6
  The Chairperson may also require assistance by external experts invited specifically for such purpose;

  4.7
  The Chairperson shall, also upon indication of the personnel in charge, settle disputes relating to the right to attend the Meeting;

  4.8
  The Chairperson shall determine the number of shareholders and of other holders of a voting right in attendance. The Chairperson, after ascertaining that the Shareholders' Meeting is regularly constituted shall declare the meeting open;

  4.9
  If the necessary quorum for the constitution of the Shareholders' Meeting is not achieved within one hour after the scheduled beginning of the Meeting, the Chairperson advises all attendees and defers the handling of the items on the agenda to the succeeding call.

CHAPTER 3—DISCUSSION

Agenda

Article 5

  5.1
  The Chairperson and, upon his or her invitation, all persons who assist him pursuant to Article 4.5 of these rules, shall describe the items on the agenda and the proposals submitted for approval at the Shareholders' Meeting. While discussing said items and proposals, the Chairperson may, provided that the Shareholders' Meeting does not object, follow an order other than the order resulting from the notice of call and may arrange that all or some of the items on the agenda be discussed together.

Interventions and replies

Article 6

  6.1
  The Chairperson of the Meeting shall govern the discussion giving the floor to directors, statutory auditors and all those who asked for the floor pursuant to this article;

  6.2
  Those entitled to vote at the meeting may ask for the floor on the items on the agenda just once, making comments and asking for information, and may submit proposals. Requests to intervene may be made as soon as the meeting is open and until the Chairperson declares that the discussion of the item forming the object of the same has been concluded. To ensure the smooth running of the Meeting, the Chairperson, at the beginning of the discussion or during the discussion of individual matters, may impose a deadline for the submission of requests to intervene;

  6.3
  The Chairperson shall set forth the terms for asking of the floor and the order for the same;

  6.4
  The Chairperson and, upon his or her invitation, all persons who assist him pursuant to Article 4.5 of these rules, shall answer the speakers either upon conclusion of all the interventions on the matters on the agenda, or after each intervention;

  6.5
  Those who asked for the floor shall be entitled to a short reply;

  6.6
  The Chairperson shall determine in advance, taking into account the object and importance of the items of the agenda, as well as the number of those who ask for the floor, the length of the interventions (normally no longer than 10 minutes) and replies (normally no longer than 5 minutes) for the purpose of ensuring that the Shareholders' Meeting may conclude its work in one single session. Before the envisaged expiration of the intervention or reply, the Chairperson shall invite the speaker to conclude;

  6.7
  Having exhausted all interventions, answers and replies, the Chairperson shall declare the discussion concluded.

Suspension of the meeting

Article 7

  7.1
  During the Meeting the Chairperson, if he or she deems it appropriate, may suspend the meeting for a short time, explaining the relevant reasons for his or her decision;

Powers of the Chairperson

Article 8

  8.1
  For the purpose of ensuring that the course of the Meeting takes place correctly and that all attendees exercise their rights, the Chairperson may prevent a participant from speaking any further if the latter is speaking without being entitled to do so or continues to speak after the maximum time allowed by the Chairperson for his or her intervention has elapsed;

  8.2
  The Chairperson may prevent a participant from speaking any further, after warning him or her, if his or her intervention is clearly irrelevant to the item under discussion;

  8.3
  The Chairperson may prevent a participant in the Meeting from speaking any further if the Chairperson deems such speaker's behavior to be inappropriate or offensive or if the Chairperson fears that violence or disorder may occur;

  8.4
  If one or more participants disrupt the discussion or attempt to impede the proceedings of the Meeting, the Chairperson shall call to order and compliance with these rules. If such call to order and compliance proves to be unsuccessful, the Chairperson may have such persons expelled from the place of the Meeting for the remainder of the meeting.

CHAPTER 4—VOTING

Preliminary operations

Article 9

  9.1
  Before starting the voting operations, the Chairperson shall admit back to the Meeting all those who had been excluded pursuant to Article 8 of these rules;

  9.2
  The Chairperson may give instructions that voting on each individual item occur after the completion of the discussion of each item, or upon conclusion of the discussion of all the items on the agenda.

Voting

Article 10

  10.1
  The Chairperson shall set forth the order in which proposed resolutions on the individual items on the agenda shall be put to vote. Resolutions proposed by the Board of Directors are generally granted priority;

  10.2
  The Chairperson shall set forth the procedures for expressing, recording and calculating the votes and may fix a maximum term within which the vote must be cast;

  10.3
  Votes expressed according to modalities other than those set forth by the Chairperson of the Meeting are null and void;

  10.4
  Shareholders voting against the proposed resolution or abstaining shall provide their personal details to the personnel in charge;

  10.5
  Upon conclusion of the voting procedure a vote count is made, after the completion of which the Chairperson, also availing himself of the secretary or the notary public, declares the results of the voting to the Shareholders' Meeting.

CHAPTER 5—CONCLUSION OF THE MEETING

Closure of works

Article 11

  11.1
  After the handling of all the items on the agenda and the completion of the relevant votes, the Chairperson shall declare the Meeting concluded.

CHAPTER 6—FINAL PROVISIONS

Final provisions

Article 12

  12.1
  In addition to the foregoing rules, the Chairperson may adopt any measures that he or she deems appropriate for ensuring that the proceedings of the Shareholders' Meeting shall be carried out correctly and that all attendees are given a reasonable opportunity to exercise their rights;

  12.2
  All matters not specifically covered by the present rules are governed by the By Laws, the Italian Civil Code and the relevant special regulations.

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER -
LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
UNIT 2
SKYLINE PLACE FRENCH FOREST
AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE -
PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
UNIT 97, 79-99 ST HILLIERS ROAD
AUBURN NSW 2144 - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9 PISO
ENTRE MOLIERE Y BLVD. M.
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING - 8F
10-9 AOBADAI 3 - CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAUD,
1685-PRIVATE BAG X213
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 97 - 79-99 ST. HILLIERS ROAD
AUBURN NSW - 2144 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A
SIGNATURE TOWERS, SOUTH CITY
GURGAON 12202 INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLES REPUBLIC OF CHINA

LUXOTTICA OPTICS LTD.
32 MASKIT ST - HERZELIA - PITUAH
P.O.B. 2038 HERZELIA 46120-ISRAEL

SUNGLASS HUT (UK) LIMITED
IRON BRIDGE CLOSE
GREAT CENTRAL WAY
LONDON, NW 10 ONW

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
	By:	/s/ ENRICO CAVATORTA ENRICO CAVATORTA CHIEF FINANCIAL OFFICER
DATE: August 20, 2004

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PROXY STATEMENT
ORDINARY PART OF THE MEETING
EXTRAORDINARY PART OF THE MEETING
VOTING PROCEDURES
Form for BENEFICIAL OWNERS ANNEX A WARNING
Form for REGISTERED HOLDERS ANNEX B WARNING
ANNEX C